March 1, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Next Meats Holdings, Inc.

Form 10-K

Filed September 29, 2022

File No. 000-56167

To the men and women of the SEC:

On behalf of Next Meats Holdings, Inc., (“we”, “us”, or the “Company”), are responding to comments provided in the SEC comment letter dated June 14, 2023, addressed to Mr. Koichi Ishizuka, the Company’s Chief Executive Officer, with respect to the Company’s filing of its Form 10-K on September 29, 2022.

The following is the single comment contained within the aforementioned comment letter.

Form 10-K for the Fiscal Year Ended April 30, 2022

General

1. Please revise your Form 10-K in accordance with the comments issued on your Form S-1 filed on May 24, 2023 (File No. 333-272186).

Company Response: We have revised and amended our Form 10-K accordingly. As we were asked to revise our Form 10-K in accordance with comments contained within a separate comment letter, pertaining to our S-1 Registration Statement filed on May 24, 2023, we’ve addressed each of those comments below as it relates to amendments we’ve made to our Form 10-K.

It should be noted that prior to us filing this amended Form 10-K, it was our intent to first file amended reports pursuant to the below in chronological order. For various reasons that we believe to be beyond our control, such reports had yet to be filed, leading to this delay in filing our revised Form 10-K.

On January 28, 2021, our majority shareholder at the time, Next Meats Co., Ltd., (“the Company”) along with our Board of Directors, took action to ratify, affirm, and approve the issuance of 452,352,298 shares of the Company's restricted common stock to Next Meats Co., Ltd. The shares were originally accounted for based on the fair market value closing price per share of common stock based on the open market at the time.  However, the Company later determined that the subject valuation analysis was not credible resulting in the subject value conclusion to not be meaningful given the issuance should have been accounted for as a common control transaction. As such, it is the Company’s belief that the open market value of its common shares did not, at that time, reflect the true value of the shares.

The share valuation has been adjusted and is, in the Company’s belief, now corrected and accounted for as a common control transaction, with our now wholly owned subsidiary, at a valuation of $0. The $452,352 increase in the resulting par value of common shares on the Company's balance sheet has been offset by a corresponding decrease in additional paid in capital in the equity portion of the Company's balance sheet.

The Company currently estimates that the adjustments will have the effect of decreasing the net loss by approximately $5.8 billion as a result of a non-cash expense, and decreasing additional paid-in capital by the same amount, starting at the three months ended January 31, 2021. The adjustments are expected to impact the Company’s consolidated financial statements for subsequent reporting periods through year-end April 30, 2023. The adjustments are not expected to impact on the Company’s liquidity or capital resources or compliance with any material agreements.

Given the above issuance has now been reclassified as a common control transaction, the Company intends to file amendments to the following reports to rectify the historical error regarding the aforementioned valuation of shares: the Form 10-Q for the period ended January 31, 2021, the Form 10-K for the year ended April 30, 2021, the Form 10-Q for the period ended July 31, 2021, the Form 10-Q for the period ended October 31, 2021, the Form 10-Q for the period ended January 31, 2022, the Form 10-K for the year ended April 30, 2022, the Form 10-Q for the period ended July 31, 2022, the Form 10-Q for the period ended October 31, 2022, and the Form 10-Q for the period ended January 31, 2023.

The above reclassification of the share issuance as a common control transaction has been discussed with BF Borgers CPA PC, our current independent registered public accountant. Our auditor has agreed with the reclassification of the share issuance described herein.

Form S-1 filed May 24, 2023

Cover page 1.

Please revise to provide the date of prospectus and prospectus “Subject to Completion” legend required by Item 501(b)(9) and (10) of Regulation S-K in your prospectus cover page, instead of the registration statement cover page.

Company Response: We do not believe this comment is applicable to our Form 10-K filed on September 29, 2022, as this comment appears to only relate to the Form S-1 filed on May 24, 2023.

Prospectus Summary, page 1

2. Please revise to provide your address and telephone number. Refer to Item 503(b) of Regulation S-K.

Company Response: The Company’s address was present, however, the Company’s telephone number has been added to the Form 10-K.

Risk Factors

In the event that we experience any supply chain disruptions..., page 6

3. We note that you may be subject to supply chain disruptions. This disclosure appears inconsistent with your disclosure on page 18 that you discontinued selling wholesale sale of rice because your previous sole supplier is no longer in business. Please update your risks characterized as potential.

Company Response: Not applicable. As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, we did not previously provide the information called for by Item 1A in our Form 10-K.

A decline in general economic condition could lead to reduced consumer demand..., page 7

4. We note that your “operating and financial performance may be adversely affected” due to a decline in general economic conditions, including consumer spending. This disclosure appears inconsistent with your disclosure on page 18 that your results of operations and financial condition were adversely affected by “global downtrend in consumer spending.” Please update your risks characterized as potential.

Company Response: Not applicable. As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, we did not previously provide the information called for by Item 1A in our Form 10-K.

If we fail to establish and maintain an effective system of internal control..., page 8

5. We note that you did not timely file multiple Form 10-Qs or the Form 10-K for the fiscal year ended April 30, 2022. Please revise to update your risk factor to state that you did not timely file the reports and that you may not be able to timely file in the future. Disclose that management concluded that your disclosure controls and procedures were not effective due to material weaknesses in your internal control over financial reporting. Further, we note your disclosure that, if required to improve your disclosure controls and procedures and internal control over financial reporting, you may require “significant resources and management oversight.” Please revise to explain whether and how you have undertaken efforts to improve your disclosure controls and procedures and internal control over financial reporting here. Please revise your MD&A accordingly.

Company Response: As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, we did not previously provide the information called for by Item 1A in our Form 10-K.

However, we have added the following language to page 9 under the new heading titled, “Controls and Procedures”:

We have not timely filed multiple quarterly and annual reports. Given we have not timely filed numerous reports, it may be reasonable to expect that this trend will continue.

Our Chief Executive Officer recognizes that the Company’s controls and procedures would be substantially improved if we had an audit committee and as such is actively seeking to remediate this issue by hiring additional staff. Such efforts are ongoing and as of the date of this report no progress has been made.

We have also added the following language to page 10:

...by hiring additional staff. Such efforts are ongoing and as of the date of this report no progress has been made.

American investors may have difficulty enforcing judgments against our Company and Officers., page 9

6. Please remove or revise this risk factor to (i) clarify that, although your operations are primarily located in Japan, the rights of investors under U.S. securities laws are subject to full enforcement, (ii) identify the agent within the United States you have appointed for service of process, and (iii) identify applicable treaty arrangements between the United States and Japan relating to enforceability of judgments.

Company Response: As a smaller reporting company, as defined in Rule 12b-2 of the Exchange Act, we did not previously provide the information called for by Item 1A in our Form 10-K.

As a result of Mr. Koichi Ishizuka's voting control of the Company..., page 10

7. Please revise to disclose Koichi Ishizuka's majority ownership following the offering.

Company Response: We do not believe the requested revision is applicable to our Form 10-K as, contextually speaking, this appears to relate specifically to the Form S-1 filed on May 24, 2023.

Management's Discussion and Analysis, page 18

8. Please refer to Item 303 of Regulation S-K and provide the required disclosure of all topics contemplated under the Item and for all interim and annual periods presented.

We note you have only provided certain liquidity and results of operations information for your interim periods. Please also ensure your results of operations discussion addresses all major expenses presented in your financial statements.

Company Response: We believe that we have addressed the above comment accordingly through revisions to the “Management’s Discussion and Analysis” section on page 8.

9. Please revise to identify any trend information that is reasonably likely to have a material effect on your results of operation or financial condition. Clearly discuss whether the dissolution of NextMeats France or the pause of Next Meats HK Co. Limited have had, or are reasonably likely to have, a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Finally, please revise to discuss any expected material increase in expenses due to exploring new products based on “Oats” and your plans to expand your business operations in Europe and the United States. Refer to Items 303(a) and (b) of Regulation S-K.

Company Response: We believe the 10-K, for the year ended April 30, 2022, should be read as of the date originally filed, September 29, 2022. At that time, the Company had yet to dissolve NextMeats France or pause operations of Next Meats HK Co. Limited. Additionally, there was not a specific focus at the time for oat based products. As such, we do not believe the above comment to be entirely applicable to our Form 10-K for the year ended April 30, 2022, although on page 9 we added disclosure regarding trends and related information.

Assets, page 18

10. We note your disclosure in paragraph three that your non-current assets decreased due to, in part, “construction in progress.” We also note your disclosures on pages 20 and 22 that you do not manufacture any of your products and that you are planning investments in a manufacturing plant in Europe, but that “no material events have transpired to date.” Please revise here and throughout the filing to clarify what this means.

Company Response: The above comment does not seem applicable in its entirety to the Form 10-K, filed on September 29, 2022. However, we have addressed “construction in progress” and related activities in the below response.

We have added the following to page 8: The construction in progress of $282,230, as of April 30, 2022, was comprised of schematics, drawings, and other similar items of this nature as it related to our previous intent to create what we called, the “NEXT Factory”.

As already noted within the 10-K filed on September 29, 2022, on page 3 and elsewhere, the Company did not/ does not manufacture its own products. As noted on page 6 and 9 the Company had plans to create what it called, the “NEXT Factory,” which was initially intended to provide a space for product development and related activities, which may have included manufacturing on some level. As noted on page 6 and page 9 these plans were terminated, amongst other reasons, due to the large “capital expenditure” it would entail to complete construction of such a space. The Company did not believe it had the resources available to complete such an endeavor.

The Company recorded construction in progress of $(112,905) under “Cash Flows From Investing Activities” as a result of returned funds from contractor(s) for projects/ services the Company decided to terminate as it related to creating the “NEXT Factory”.

The following language has been added to page 9 of our Form 10-K, originally filed on September 29, 2022:

The Company recorded construction in progress of $(112,905) under “Cash Flows From Investing Activities” as a result of returned funds from contractor(s) for projects/ services the Company decided to terminate as it related to creating the “NEXT Factory”.

11. We note your disclosure in paragraph four that in the next twelve-month period, you “will likely” require further funding and that you “may” need to rely on the sale of your common stock to raise capital. These statements should be updated given that this prospectus is facilitating those sales and you plan to use the proceeds for, among others, working capital. Please revise the filing throughout.

Company Response: We believe this comment is not applicable to the Form 10-K, filed on September 29, 2022, as it appears to pertain specifically to the S-1 registration statement filed on May 24, 2023.

Corporate Plans, page 18

12. Please revise to clearly differentiate whether your “new products” are currently being researched, in development, or in stages of manufacture. Provide expected dates of availability as applicable. Revise the filing throughout as appropriate, including in your “Description of Business” section.

Company Response: We believe this comment is not applicable to the Form 10-K filed on September 29, 2022, as it appears to pertain specifically to the S-1 registration statement filed on May 24, 2023. The comment appears to request information regarding business developments that transpired after the date the 10-K was filed for the year ended April 30, 2022.

Going Concern, page 18

13. We note that “management plans to fund some operating expenses with related party contributions to capital.” Please cross-reference the specific related party contributions in the “Certain Relationships and Related Transactions” section. Further, we note your audit report contains an explanatory paragraph that your recurring losses from operations, significant accumulated deficit, and negative cash flows from operations raise substantial doubt about your ability to continue as a going concern. Please revise your filing throughout to clearly reflect that you require and will require significant funding. By way of example only, refer to paragraph four under “Assets” and relevant risk factors on pages 8 and 11.

Company Response: We have added additional disclosure to page 8 of our Form 10-K to disclose the need for significant funding.

Revenue, page 18

14. We note in paragraph three that you identify inflation among the factors that affected your results of operations. Further, you disclose in paragraph five that “various components of the products” you offer are not “available at price points” that are “as attractive.” Please revise to clarify if recent inflationary pressures have materially impacted your operations. If so, please include appropriate risk factor disclosure and revise throughout the filing. Please identify the actions planned or taken, if any, to mitigate inflationary pressures.

Company Response: The language cited in the above comment, to which it is being asked we provide further explanation, is language contained only within the Form S-1 Registration filed on May 24, 2023. It does not appear pertinent to the Form 10-K filed on September 29, 2022. However, the Company has revised the 10-K, originally filed on September 29, 2022, to detail inflationary pressures it was facing at the time of filing. Please see the additions to page 9.

15. We note in paragraph four that you have experienced supply chain disruptions for your wholesale sale of rice that adversely affected your results of operations and financial condition. Further, you disclose in paragraph five that “various components of the products” you offer are not available. Please disclose whether your current products, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia’s invasion of Ukraine. For example, discuss whether you have or expect to:

• suspend the production, purchase, sale or maintenance of certain items;

• experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials;

• experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;

• be unable to supply products at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or • be exposed to supply chain risk in light of Russia’s invasion of Ukraine and/or related geopolitical tension or have sought to “de-globalize” your supply chain.

Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business. Revise the filing throughout as appropriate, including in your “Description of Business” and “Risk Factors” sections.

Company Response: We believe this comment is not applicable to the Form 10-K filed on September 29, 2022, as it appears to pertain specifically to the S-1 registration statement filed on May 24, 2023. The comment appears to request information regarding business developments (such as various components of products we offer being unavailable; supply chain disruptions) that transpired after the date the 10-K was filed for the year ended April 30, 2022. We believe the Form 10-K should be read as of the date of the original filing.

Business Information, page 20

16. We note your disclosure that you have collaborative agreements with Mama Foods Co., Ltd. to manufacture 28.83% of your products and that you distribute your products through several wholesale companies. Please revise to disclose the material terms of these contracts, including the term and termination provisions. Also, file the agreements as exhibits to your registration statement. In the alternative, please explain why you are not required to do so.

Company Response: We removed any indication there was a collaborative agreement with Mama Foods Co., Ltd. At the time of the 10-K report, there was not any sort of agreement pertaining to manufacturing current products with Mama Foods Co., Ltd.

Mama Foods Co., Ltd., a Japanese Company, manufactures/ manufactured food products for the Next Meats Holdings, Inc., and its subsidiaries, on a case by case basis.

Description of Business, page 20

17. Please revise your disclosure in this section to comply with Item 101(h)(4) of Regulation S-K. Your disclosure should include the following, without limitation:

• your principal products, the total addressable markets for your principal products and your market share, and provide the source(s) for the total addressable market;

• the markets for your planned products;

• sources and availability of raw materials and the names of principal suppliers;

• dependence on one or a few major customers; and

• the duration of your trademarks.

Company Response: We do not believe we have a dependency on one or a few major customers. We have not disclosed the identity of our suppliers, as we are of the belief that such disclosure may hamper our ability to compete successfully in the marketplace if our competitors were to acquire this information. We believe having suppliers manufacturing our products is also in the normal course of business and we would not be required to include such agreement(s) as exhibits given they are in the normal course of business. We believe our Form 10-K already makes clear the markets in which we operate.

We have added the following information to page 3:

Our products are sold in Japan, and the United States, and we have intentions to sell products in Hong Kong in the future, as of our fiscal year end April 30, 2022. At this time, given our early stages of development, and our current level of operations, we believe we have not captured a material market share of the industry in which we operate. We cannot state with any level of certainty the exact size of the market in which we operate, however, according to Fortune Business Insights in 2021 the global meat substitutes market was 5.41 billion dollars (https://www.fortunebusinessinsights.com/industry-reports/meat-substitutes-market-100239).

We have added the following information to page 5:

At present we sell our products in Japan and the United States.

We have added the following information to page 3 and 6:

Occasionally, we may procure raw materials from Japanese suppliers for our products and sell these raw materials to Mama Foods Co., Ltd. Subsequently, Mama Foods Co., Ltd., after turning these raw materials into finished products, may sell these finished products back to us. At this time, we do not sell raw materials to any of our manufacturers with the exception of Mama Foods Co., Ltd.

We have also added the following information to page 4:

 Information relating to our trademarks as of September 29, 2022 is below:

Register Number	Trade Mark		Company Name	Filing date	Registration Date	Expiration Date
Japanese language

登録6602089	§ＮＥＸＴ＼ＭＥＡＴＳ	ネクストミーツ,ネクスト,ミーツ	Next Meats Co., Ltd	6/2/2021	8/17/2022	8/17/2032
(商願2021-067943)
登録6570170	ＮＥＸＴ ＥＡＴＳ	ネクストイーツ,ネクスト,イーツ	Next Meats Co., Ltd	1/12/2022	6/10/2022	8/17/2032
(商願2022-002532)
登録6547408	ＮＥＸＴ ＰＯＲＫ	ネクストポーク,ネクスト	Next Meats Co., Ltd	7/13/2021	4/21/2022	4/21/2032
(商願2021-087686)
登録6544846	ＮＥＸＴ ＧＯ	ネクストゴー,ネクスト	Next Meats Co., Ltd	11/4/2021	4/14/2022	4/14/2032
(商願2021-137491)
登録6536701	ＮＥＸＴ ＢＯＸ	ネクストボックス,ネクスト,ボックス,ビイオオエックス	Next Meats Co., Ltd	9/30/2021	3/29/2022	3/29/2032
(商願2021-121812)
登録6527704	ＮＥＸＴ ＭＥＡＬ	ネクストミール,ネクスト	Next Meats Co., Ltd	10/1/2021	3/14/2022	3/14/2032
(商願2021-122403)
登録6519269	ＮＥＸＴカニカマ	ネクストカニカマ,ネクスト,カニカマ	Next Meats Co., Ltd	9/14/2021	2/25/2022	2/25/2032
(商願2021-114486)
登録6518774	ＮＥＸＴ ＢＵＲＧＥＲ	ネクストバーガー,ネクスト	Next Meats Co., Ltd	5/19/2021	2/25/2022	2/25/2032
(商願2021-060854)
登録6512991	ＮＥＸＴライス	ネクストライス,ネクスト	Next Meats Co., Ltd	8/23/2021	2/14/2022	2/14/2032
(商願2021-104630)
登録6511423	ＮＥＸＴ ＢＲＥＡＤ	ネクストブレッド,ネクスト	Next Meats Co., Ltd	8/23/2021	2/9/2022	2/9/2032
(商願2021-104629)
登録6511377	ＮＥＸＴアイス	ネクストアイス,ネクスト	Next Meats Co., Ltd	8/5/2021	2/9/2022	2/9/2032
(商願2021-097811)
登録6502505	サプリミール	サプリミール,サプリ	Next Meats Co., Ltd	7/27/2021	1/20/2022	1/20/2032
(商願2021-093128)
登録6491298	ＮＥＸＴ ＹＯＧＵＲＴ	ネクストヨーグルト,ネクスト	Next Meats Co., Ltd	6/29/2021	12/23/2021	12/23/2031
(商願2021-080947)
登録6491297	ＮＥＸＴ ＴＵＮＡ	ネクストツナ,ネクスト	Next Meats Co., Ltd	6/29/2021	12/23/2021	12/23/2031
(商願2021-080946)
登録6491289	ＮＥＸＴ ＥＧＧ	ネクストエッグ,ネクスト	Next Meats Co., Ltd	6/28/2021	12/23/2021	12/23/2031
(商願2021-080320)
登録6471043	ＮＥＸＴカルビ	ネクストカルビ,ネクスト	Next Meats Co., Ltd	2/17/2021	11/15/2021	11/15/2031
(商願2021-018660)
登録6469349	ＮＥＸＴ ＹＡＫＩＴＯＲＩ	ネクストヤキトリ,ネクスト,ヤキトリ	Next Meats Co., Ltd	6/17/2021	11/10/2021	11/10/2031
(商願2021-075370)
登録6464975	ＮＥＸＴ ＣＵＲＲＹ	ネクストカレー,ネクストカリー,ネクスト	Next Meats Co., Ltd	4/26/2021	11/2/2021	11/2/2031
(商願2021-051547)
登録6464273	ＮＥＸＴ ＢＡＬＬ	ネクストボール,ネクスト,ボール	Next Meats Co., Ltd	4/26/2021	11/1/2021	11/1/2031
(商願2021-051546)
登録6427298	ＮＥＸＴすき焼き	ネクストスキヤキ,ネクスト	Next Meats Co., Ltd	2/22/2021	8/11/2021	8/11/2031
(商願2021-020606)
登録6424042	ＮＥＸＴハラミ	ネクストハラミ,ネクスト,ハラミ	Next Meats Co., Ltd	2/17/2021	8/3/2021	8/3/2031
(商願2021-018659)
登録6418022	ＮＥＸＴ ＣＨＩＣＫＥＮ	ネクストチキン,ネクスト	Next Meats Co., Ltd	2/2/2021	7/19/2021	7/19/2031
(商願2021-011765)
登録6413904	地球を終わらせない	チキューオオワラセナイ	Next Meats Co., Ltd	1/22/2021	7/9/2021	7/9/2031
(商願2021-007076)
登録6408124	Ｎ－ｍｅａｔ	エヌミート	Next Meats Co., Ltd	12/17/2020	6/28/2021	6/28/2031
(商願2020-155899)
登録6384140	ＮＥＸＴ ＳＴＥＡＫ	ネクストステーキ,ネクスト	Next Meats Co., Ltd	11/24/2020	4/28/2021	4/28/2031
(商願2020-144762)
登録6384139	ＮＥＸＴ ＧＹＵＤＯＮ	ネクストギュードン,ネクスト,ギュードン	Next Meats Co., Ltd	11/24/2020	4/28/2021	4/28/2031
(商願2020-144761)
登録6378110	ＮＥＸＴＢＵＲＧＥＲ	ネクストバーガー,ネクスト	Next Meats Co., Ltd	9/23/2020	4/15/2021	4/15/2031
(商願2020-117275)
登録6371404	ＮＥＸＴＹＡＫＩＮＩＫＵ	ネクストヤキニク	Next Meats Co., Ltd	9/23/2020	3/31/2021	3/31/2031
(商願2020-117273)
登録6336413	ＮｅｘｔＭｅａｔｓ	ネクストミーツ	Next Meats Co., Ltd	5/27/2020	1/4/2021	1/4/2031
(商願2020-065811)

Competition, page 21

18. We note your disclosure on page 21 that, as compared to other competitors, you believe that you have “significant competitive strengths which poise Next Meats to become a prominent market participant in the alternative food industry going forward.” Please revise to clearly describe your competitive strengths.

Company Response: We have added the following to page 6 of our Form 10-K:

These strengths include, but are not limited to, our opinion that the alternate meat product(s) we offer taste similar to and retain the same textures as genuine meat products, while other products on the market may not retain such qualities. Additionally, we believe that our available products are a healthier option than various other food products on the market. Therefore, we believe that social trends toward a healthier lifestyle may, in our opinion, contribute to gaining market share more easily than our competitors who offer less healthy alternatives.

Government Regulations, page 21

19. Please revise this section to discuss the need for any material government approval of your principal products or services. If government approval is necessary and you have not yet received that approval, discuss the status of the approval within the government approval process. Further, please describe the material effect of existing or probable governmental regulations on your business. Refer to Item 101(h)(4)(viii) and (ix) of Regulation S-K.

Company Response: The company has revised the Government Regulations section on page 6 accordingly.

Use of Proceeds, page 22

20. We note your disclosure that approximately 50% of the net proceeds from the offering is expected to be used for investment in a manufacturing plant in Europe. Please revise to clarify if this refers to your previous plans to construct your own NEXT factory, as disclosed on page 21.

Company Response: We believe this comment is not applicable to the Form 10-K filed on September 29, 2022, as it appears to pertain specifically to the S-1 registration statement filed on May 24, 2023.

21. We note your disclosure that approximately 20% of the net proceeds from the offering is expected to be used for hiring and training new staff members. Please revise to elaborate how this plan is consistent with your recent decrease in staff from approximately 94 to 13 employees and your disclosure that such decision was in part due to a general decline in the level of your operations, as disclosed on page 18.

Company Response: We believe this comment is not applicable to the Form 10-K filed on September 29, 2022, as it appears to pertain specifically to content only present within the S-1 registration statement filed on May 24, 2023.

Dilution, page 23

22. Please indicate the balance sheet date for your dilution presentations.

Company Response: We believe this comment is not applicable to the Form 10-K filed on September 29, 2022, as it appears to pertain specifically to content only present within the S-1 registration statement filed on May 24, 2023.

Plan of Distribution

Procedures for Subscribing, page 24

23. Please revise your disclosure to address the following, along with conforming changes to the prospectus cover page as appropriate:

• Revise to state whether the subscriptions are irrevocable.

• Please tell investors how you will inform them as to the identity of the escrow agent.

• If there is an escrow agent, please identify them and reconcile with the disclosure throughout the filing that the proceeds are immediately available to you. We further note that the subscription agreement does not appear to set forth your address or the addresses of your subsidiaries or escrow agent.

• We note the disclosure that you will deliver stock certificates within 90 days “of the close of the offering." Revise to clarify whether stock certificates will be issued to subscribers in relation to each closing, as defined in the subscription agreement, or upon completion of the overall offering.

Company Response: We believe this comment is not applicable to the Form 10-K filed on September 29, 2022, as it appears to pertain specifically to content only present within the S-1 registration statement filed on May 24, 2023.

Description of Securities, page 26

24. We note your disclosure that the shares being offered will “likely” be subject to penny stock rules. Please provide us your analysis of whether you will be subject to such rules, or revise your disclosure here and in the risk factors to clarify that the shares will be subject to such rules.

Company Response: We believe this comment is not applicable to the Form 10-K filed on September 29, 2022, as it appears to pertain specifically to content only present within the S-1 registration statement filed on May 24, 2023.

Directors and Executive Officers, page 28

25. We note your disclosure on page six that Koichi Ishizuka is a director of several public companies. Please revise page 28 to clearly distinguish which of his directorships are of public companies. Further, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that Koichi Ishizuka should serve as your director. Refer to Item 401(e) of Regulation S-K.

Company Response: We have revised page 11 to disclose which of the companies, to which Koichi Ishizuka serves as Director, are public companies.

The Form 10-K already states the reasoning Mr. Koichi Ishizuka was appointed to his position(s) with the Company:

“The Board of Directors has determined to elect Mr. Ishizuka to the positions of Chief Executive Officer and Chief Financial Officer due to his expansive business and industry experience.”

Audit Committee Financial Expert, page 29

26. We note your disclosure that you believe your directors are capable of “understanding internal controls and procedures for financial reporting.” However, we note that you have repeatedly failed to timely file your periodic reports on Form 10-Q and 10-K and you have concluded that your internal control over financial reporting were ineffective in these reports. Please revise this disclosure as appropriate.

Company Response: We have revised our disclosures on page 12 to make clear that although our officers and directors believe that they are capable of understanding internal controls and procedures for financial reporting, historical failures to file required periodic reports on time have evidenced that they have not practiced effective internal controls and procedures for financial reporting, nor is there any guarantee that such efforts will prove more effective in the future. We have also added additional disclosure to page 12 that the company’s officers and directors believe that hiring additional staff to serve as an audit committee would improve controls and procedures.

Executive Compensation, page 29

27. Please provide summary compensation information for the fiscal year ended April 30, 2023. Further, revise to state the total compensation paid in the “Total” column. Refer to Item 402(n) of Regulation S-K.

Company Response: We believe this comment is not applicable to the Form 10-K filed on September 29, 2022, as it appears to pertain specifically to content within the S-1 registration statement filed on May 24, 2023. The Form 10-K already discloses compensation for the year ended April 30, 2021 and April 30, 2022.

Certain Relationships and Related Transactions, page 31

28. Please revise to disclose in the “Notable Relationships” and “Office Space” sections the approximate dollar value of the amount involved in the transaction or the approximate dollar value of the amount of the related person's interest in the transaction, as appropriate. For the “Short Term Loans,” please disclose the amount outstanding as of the latest practicable date. Refer to Item 404(a)(3), (4) and (5) of Regulation S-K.

Company Response: We have revised page 15 accordingly, however, we did not revise the section, “Short Term Loans” as this appears specific to only the Form S-1 filed on May 24, 2023.

The following has been added to page 15:

This need be basis is arbitrarily determined by our Chief Executive Officer. As of April 30, 2022, fees paid to Mama Foods Co., Ltd. for manufacturing goods, subsequently sold by Next Meats, was approximately $83,111.

Exhibit Index, page 33

29. Please provide the exhibit required by Item 601(b)(21) of Regulation S-K. Further, since the filing fee table is filed as an exhibit, please revise your registration statement cover page accordingly.

Company Response: We believe this comment is not applicable to the Form 10-K filed on September 29, 2022, as it appears to pertain specifically to an exhibit to the S-1 registration statement filed on May 24, 2023.

30. Please refile Exhibit 3.1(iv) in the proper text-searchable format. Refer to Section 5.2.3.6 of the EDGAR Filer Manual (Volume II) EDGAR Filing (Version 60, December 2021) and Item 301 of Regulation S-T.

Company Response: We have included a text searchable copy of 3.1(iv) herewith.

Financial Statements

Note 1- Organization and Description of Business, page F-7

31. We note your disclosure which states that on January 28, 2021, the company approved the issuance of approximately 452.4 million shares, valued at approximately $5.9 billion to Next Meats Co., LTD for "services rendered to the company." We note elsewhere that on November 18, 2020, Next Meats Co., LTD engaged in a separate transaction and at that time, Messrs. Shirai, Sasaki and Ishizuka were the majority of the shareholders. Please address the following regarding your January 28, 2021 transaction:

• Please tell us the nature of the "services" rendered which resulted in approximately $5.9 billion of share-based compensation expense.

• Please tell us how you arrived at the $5.9 billion value for these services, as it appears to have been many multiples of your total market capitalization at that time.

• Given that Messrs. Shirai, Sasaki, and Ishizuka were majority shareholders of both Next Meats Co., LTD and Next Meats Holdings Inc. and appear to have been in control of both boards of directors, please explain why the transaction was not a common control transaction.

Company Response: We have revised our disclosures within the Form 10-K in accordance with the following:

On January 28, 2021, our majority shareholder at the time, Next Meats Co., Ltd., (“the Company”) along with our Board of Directors, took action to ratify, affirm, and approve the issuance of 452,352,298 shares of the Company's restricted common stock to Next Meats Co., Ltd. The shares were originally accounted for based on the fair market value closing price per share of common stock based on the open market at the time.  However, the Company later determined that the subject valuation analysis was not credible resulting in the subject value conclusion to not be meaningful given the issuance should have been accounted for as a common control transaction. As such, it is the Company’s belief that the open market value of its common shares did not, at that time, reflect the true value of the shares.

The share valuation has been adjusted and is, in the Company’s belief, now corrected and accounted for as a common control transaction, with our now wholly owned subsidiary, at a valuation of $0. The $452,352 increase in the resulting par value of common shares on the Company's balance sheet has been offset by a corresponding decrease in additional paid in capital in the equity portion of the Company's balance sheet.

The above reclassification of the share issuance as a common control transaction has been discussed with BF Borgers CPA PC, our current independent registered public accountant, who has agreed with the reclassification of the share issuance described herein.

Note 2- Summary of Significant Accounting Policies, page F-8

32. Please include your accounting policy for revenue recognition in both your annual and interim financial statements including the disclosure topics contemplated under ASC 606- 10-50.

Company Response: Page F-8 has been revised to include this accounting policy.

Interim Financial Statements

Condensed Consolidated Statement of Cash Flows (unaudited), page F-15

33. Please explain how Construction in progress and Land and improvements were a source of investing cash flows in the nine months ended January 31, 2023.

Company Response: Please see our response above to comment 10 which includes additional information.

We have revised page 9 to include the following:

The Company recorded construction in progress of $(112,905) under “Cash Flows From Investing Activities” as a result of returned funds from contractor(s) for projects/ services the Company decided to terminate as it related to creating the “NEXT Factory”.

General

34. Please revise the filing to clearly distinguish which of your subsidiaries are currently operating and in which countries you are selling your products. We note, for example, your disclosures on the cover page and page 20 that you are developing and selling your products through your subsidiaries and that you are exporting “more and more” of your products overseas. These disclosures appear inconsistent with other disclosures that you are “in the process of developing” your subsidiaries on page 21. If you are currently operating your subsidiaries in countries other than Japan, please describe the applicable country’s laws and regulations to the extent material. Finally, if a discussion of those geographic areas would be necessary to an understanding of your business, please revise your MD&A to include such discussion.

Company Response: We have addressed this comment in our response to comment 17 and 19.

35. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:

• Refer to paragraph three under “Other Corporate Updates” on page 18. You state that “beginning March of 2023,” Costco Wholesale Japan, Ltd. will sell your products. These disclosures should be updated given that this prospectus is dated after such date.

• Refer to paragraph seven under “Collaborative Efforts” on page 21. You state that “the majority of Next Meats’ products are manufactured at facilities owned by Mama Foods Co., Ltd.” However, elsewhere you state that Mama Foods Co., Ltd. manufactures approximately 28.83% of your products. Please revise your filing to explain this apparent discrepancy.

• Refer to page 31. You state that Mama Foods Co., Ltd. manufactures your products “on a need be basis” but you disclose on page 20 that you utilize other “third party strategic partners to manufacture certain products.” Please revise to elaborate how you determine this “need be basis.” Discuss any known trends or uncertainties in your plans for Mama Foods Co., Ltd. to handle increased manufacturing of your products.

• Refer to “Our Facilities” on page 21. You state that you rent a research lab and office space. However, this disclosure appears inconsistent with your disclosure on F20 that you have no leases. Please revise your filing to explain this apparent discrepancy.

• Refer to “Description of Facilities” on page 27. You state that you intend to close your Niigata research lab by the end of May 2023 and subsequently move to a new facility in Iwate, Japan. This disclosure should be updated given that this prospectus is dated after such date.

Company Response: We believe this comment is not entirely applicable to the Form 10-K filed on September 29, 2022, as it appears to pertain, for the most part, to information contained within the S-1 registration statement filed on May 24, 2023. The comment appears to request information regarding business developments that transpired after the date the 10-K was filed for the year ended April 30, 2022. We believe the Form 10-K should be read as of the date of the original filing.

We have, however, revised the inconsistency on page F-8, which was worded in a way that could have been misconstrued to imply that we did not rent laboratory/office space. Additionally, we have amended page 15 to disclose that our CEO arbitrarily determines who will manufacture our products. To the best of our knowledge, there are no trends or uncertainties of which we are aware that would impact future production handled by Mama Foods Co., Ltd. Moreover, we have revised the Form 10-K on pages 3 and 6 to disclose that some of our products, as of the original filing date of the 10-K, were produced by Mama Foods Co., Ltd., as opposed to the majority of our products.

We acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Date: March 1, 2024

/s/ Koichi Ishizuka

Koichi Ishizuka

Chief Executive Officer